Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center 219

Zhong Shan Wu Road Guangzhou, China 510030

Tel. 8613808821282 Fax. 86208333258

June 12, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng Special Counsel

Re: Kama Resources Inc. Amendment No.10 to Registration Statement on Form S-1

Filed May 11, 2012

File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

 1. We have revised the statement to reference Section 102(b)(1) rather than Section 107. We have revised throughout the document and disclosed that we have elected to use the extended transition period.

2. The risk factor has been revised and the MD&A.

3. We’ve expanded our business section to discuss the VIE structure. There are no VIE agreements and this has been disclosed in our prospectus.

4. We have not engaged PRC counsel regarding the enforceability of the VIE agreements and we have disclosed this in our prospectus and a risk factor has been included.

5. The auditor’s review report has been retained in the filing and an auditor’s consent relating to the report has been filed.

Please fax all comments to 949-272-0088 and to Jill Arlene Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun